United Therapeutics Corporation
1110 Spring Street
Silver Spring, Maryland, 20910
(301) 608-9292

Mr. Jim B. Rosenberg
Senior Assistant Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:                               United Therapeutics Corporation, Form 10-K for Fiscal Year Ended December 31, 2006, Filed February 28, 2006; Form 10-Q for the Period Ended March 31, 2007, Filed May 4, 2007; Form 10-Q for the Period Ended September 30, 2007, Filed November 1, 2007
File No. 000-26301

Dear Mr. Rosenberg:

Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 18, 2008, setting forth additional comments to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 28, 2007 (the “10-K”), the Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007 (the “First Quarter 10-Q”), and the Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 1, 2007 (the “Third Quarter 10-Q” and together with the 10-K and the First Quarter 10-Q, the “Reports”) filed by United Therapeutics Corporation (“United Therapeutics”, the “Company” or “us”) with the Securities and Exchange Commission (the “Commission”), after your review of the responses contained in a letter delivered to the Staff on the Company’s behalf on January 18, 2008 to the Staff’s letter regarding the Reports.  Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K - December 31, 2006

Item 1.  Business, page 3

Northern Therapeutics, page 13

1.                      We have read your response to prior comment 2.  It appears from your disclosure on page F-37 of your Form 10-K that Dr. Rothblatt was or is the Chairman of the Northern Therapeutics Board of Directors.  Please provide us an analysis regarding your consideration as to whether Dr. Rothblatt had or has an indirect material interest in the agreement with Northern Therapeutics entered into in October 2006 and if so, please revise to include the disclosures required by Item 404(a) of Regulation S-K.

Dr. Rothblatt ceased to serve as acting CEO and as a director of Northern Therapeutics in March 2005.  While serving as CEO and a director of Northern Therapeutics, Dr. Rothblatt did receive grants of options to purchase shares of common stock of Northern Therapeutics, which she continues to hold.  Such options represent aggregate beneficial holdings of only 1.0% of the outstanding common stock of Northern Therapeutics.  Therefore, Dr. Rothblatt did not, and does not, have a direct or an indirect material interest in the agreement by between the Company and Northern Therapeutics entered into in October 2006 and, accordingly, no disclosures under Item 404(a) of Regulation S-K were required as relates to Dr. Rothblatt and such agreement.

Form 10-K — December 31, 2006

Item 8.  Financial Statements And Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

6.  Stockholders’ Equity, page F-23

Call Spread Option, page F-29

2.                      Please refer to your response to comment five.  Please provide us your analysis of the accounting considerations made, and authoritative guidance used, in recording the initial $81 million associated with the call option as an equity transaction at the inception of these agreements.

In a telephone discussion with Mr. Jim Peklenk of the SEC staff on February 12, 2008 we were requested to provide additional information related to our consideration of the accounting literature that supports why the value of Call Option (defined below) was not expensed to the statement of operations but was rather classified within stockholders’ equity.

On page F-29 of the notes to our consolidated financial statements, we include a description of a “Call Spread Option.”  The Call Spread Option is comprised of two distinct and separate legal instruments.  The first instrument is a Purchased Call Option (the “Call Option”). We paid $80.8 million for the Call Option, which allows us to purchase our own common stock at any point in the future from Deutsche Bank AG London at a set price of $75.2257 per share of common stock.  The second instrument in the Call Spread Option is a written call option (the “Warrant”) that allows Deutsche Bank AG London to purchase our stock at $105.689 per share of common stock.  We received $45.4 million for the written call option.

In late December 2006, the AICPA posted to its website a working draft of a document titled “Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments.” This working draft provides one version of the “road map” through the relevant accounting literature for evaluating freestanding financial instruments or embedded features that are indexed to, and potentially settled in, a company’s own stock.  It assembles into a logical decision tree the various pieces of authoritative literature that must be considered in evaluating the instruments within its scope for proper accounting.  The Company completed its analysis at the inception of the contract by following the guidance provided in Chapter 2 of the working draft: “Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (the “Road Map”).

As indicated above, concurrent with the issuance of $250.0 million of 0.50% Notes due October 2011 (the “Notes”), we purchased the Call Option on our common stock in a private transaction. The Call Option allows us to purchase up to approximately 3.3 million shares of our common stock from Deutsche Bank AG London at an exercise price of $75.2257 per share, equal to the amount of common stock related to the excess conversion value that we would pay to the holders of the Notes upon conversion. The Call Option will terminate upon the earlier of the maturity dates of the related Notes or the first day all of the related Notes are no longer outstanding due to conversion or otherwise. The cost to us of the Call Option was approximately $80.8 million. This Call Option will serve to offset the dilutive effect of any shares issued to settle the conversion option in the Notes. However, it is not considered in our basic or dilutive EPS calculations because it has an anti-dilutive effect for purposes these calculations.

In accordance with the Road Map, we first evaluated whether the Call Option should be classified as a liability under SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”).  Paragraphs 11 and 12 of SFAS 150 generally requires liability classification for two broad classes of financial instruments:

(1)                Instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares, regardless of whether the instrument is settled on a net-cash or gross physical basis, including mandatorily redeemable equity instruments, written put options, or forward purchases.

(2)                Obligations that can be settled in shares but meet one of the following conditions:

a.               Derive their value predominantly from an underlying metric other than the company’s own stock.

b.              Have a fixed value.

                                c.             Have a value to the counterparty that moves in the opposite direction as the issuer’s shares.

The Call Option does not represent an obligation of the Company; rather it gives us a right to buy shares of our own stock from the counterparty.  Further, the Call Option does not meet any of the conditions specified in (2) a., b. and c. above.  Accordingly, the Call Option should not be classified as a liability under SFAS 150.

We also evaluated whether the Call Option is a derivative instrument within the scope of SFAS No. 133, and how it should be classified under EITF 00-19 and EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-06”). Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract issued or held by it to be a derivative instrument if the contract is indexed to its own stock and classified in stockholders’ equity.  EITF 01-06 sets forth the standards for determining whether a contract is indexed to a company’s own stock.  EITF 00-19 sets forth the standards for determining whether a contract should be classified as stockholders’ equity.

EITF 01-06 states that an instrument is considered to be indexed to a company’s own stock if the contingency provisions are not based on an observable market (other than the market for the issuer’s stock) or an observable index (other than an index calculated or measured solely by reference to the issuer’s own operations), and provided further that once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

We considered the following contingency provisions of the Call Option:

•                  Provisions for dividend adjustments;

•                  Provisions for adjustments upon the occurrence of merger events that include share-for-share, share-for-other, share-for-combined or tender offer transactions; and

•                  Provisions addressing disruption events, such as changes in law, failure to deliver and insolvency filings.

In each of the scenarios above, the provisions establish mechanisms to maintain the instrument’s economic value to the investor.  The mechanisms involve a mathematical exercise that lead to adjustments that are settled in company stock.  In each of the contingency scenarios identified above, the calculation agent is required to make appropriate adjustments in good faith and in a commercially reasonable manner, to account for the economic impact of the adjustment events.

We believe that the mechanics and substance of the contingency provisions and the related adjustments are to preserve the fair value of the Call Option, or to terminate the transaction at fair value.  The inputs to the adjustments, for example, stock price, strike price, expected dividend, prevailing interest rate, cost of borrowing, etc., were used to determine the fair value at inception of the instruments as well as to determine the fair market value of the instruments upon the occurrence of a contingency.

Adjustments are simply made to update the parameters used in originally pricing the instruments to reflect current facts.  We believe that these adjustments are based solely on the Company’s stock and are indexed to the Company’s own equity within the meaning of EITF 01-06 because the inputs are specific to the Company, are inherent in pricing an equity derivative and were used in pricing the derivatives at inception of the transaction.

In addition, the purchased Call Option is indexed to our stock as contemplated by EITF 01-06 because the settlement value upon the occurrence of each of these contingencies depends solely on the value of our stock.

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement, be classified as equity provided that the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19 are also met.

The Call Option was analyzed as follows under the eight conditions:

	Provisions of EITF 00-19, paragraphs 12 through 32		Company Analysis

1.	The contract permits the company to settle in unregistered shares.	•	We will not be required to issue shares in relation to the purchased call option. We can only receive shares under the purchased Call Option.

2.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

		•	We will not issue shares under the purchased Call Option.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	•	We will not be required to deliver shares when exercising the purchased Call Option.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	•	There is no required cash payment to the counterparty in the event we fail to make timely filings with the Commission.

5.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

		•	There are no cash settled “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	•	There is no such limitation on our obligation to net settle in shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	•	There are no provisions that provide the counterparty with rights ranking higher than those of a shareholder.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	•	There is no collateral requirement.

As outlined above, we have determined that the Call Option meets the definition of an equity instrument because the instrument meets the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19.  We have therefore classified the Call Option as equity rather than some other financial statement classification.

In addition, from a business standpoint, as well as from an accounting standpoint, there are a couple of aspects to consider with Call Option, especially if one considers a situation where the Company’s stock price never rises high enough to use the Call Option.  The tax aspect is an important one.  The cost of the Call Option is treated as Original Issue Discount (“OID”) for tax purposes.  As a result, we are allowed to amortize the cost of the Call Option over the term of the Notes as interest expense on our tax return.  Our income tax footnote for the 2006 Form 10-K sets forth the amount of benefit recognized from the OID amortization.  Because the underlying transaction is an equity transaction, the benefit of the tax deduction is not recorded as a benefit to the income tax provision.  The second aspect that one has to consider is that if the Call Option is never used, the Warrant will also not be used.  We received approximately $45.4 million for the issuance of the Warrant, which was recorded as an increase to additional paid-in capital.  Thus, the shareholders will receive a benefit in the form of additional cash that the Company is able to utilize to advance clinical trials and other business goals if we never have to issue shares under the Warrant.

The Call Spread transaction typically only makes sense if a company is profitable and has taxable income, otherwise the tax benefits from the OID amortization are not realizable.  Effectively, for a company in a net loss position, the amortization benefit would increase net operating losses, which would then have a valuation allowance placed against it.  The utilization of those assets would be dependent upon future taxable income.  When we entered into the Call Spread transaction, the Company had both book and taxable income and anticipated utilization of the tax benefit within a short period of time. Therefore, the tax benefit has been realized in the form of reducing our cash taxes payable.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext 1729 or Stephen I. Glover at (202) 955-8593 with any questions.

Best regards,
/s/ JOHN M. FERRARI

John M. Ferrari
Chief Financial Officer, United Therapeutics Corporation